Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the year ended December 31,								For the nine months ended September 30,
	1999	2000	2001	2002	2003				2003	2004
	(Restated)	(Restated)	(Restated)	(Restated)	Historical		Pro Forma
Loss from continuing operations	$(17,392)	$(42,436)	$(16,388)	$(23,098)	$(67,102)		$(58,487)		$708	$(4,149)
Provision (benefit) for income taxes	(6,068)	31,225	1,135	1,443	(99)		(99)		360	858
Total fixed charges	44,083	44,577	44,343	42,000	36,163		27,548		28,534	17,567

	$20,623	$33,366	$29,090	$20,345	$(31,038)		$(31,038)		$29,602	$14,276

Fixed charges
Operating lease expense	$5,051	$6,447	$5,583	$6,463	$5,353		$5,353		$3,994	$4,325

Factored at one-third	$1,684	$2,149	$1,861	$2,154	$1,784		$1,784		$1,331	$1,442
Preferred stock dividends	1,593	1,823	2,093	5,876	4,395		4,395		4,481	—
Interest expense—gross	40,806	40,605	40,389	33,970	29,984		21,369		22,722	16,125

Total fixed charges	$44,083	$44,577	$44,343	$42,000	$36,163		$27,548		$28,534	$17,567

Ratio of earnings to fixed charges	0.5x	0.7x	0.7x	0.5x	(0.9	)x	(1.13	)x	1.04x	0.81x

Deficiency in fixed charge coverage ratio	$(23,460)	$(11,211)	$(15,253)	$(21,655)	$(67,201)		$(58,586)		$1,068	$(3,291)